PennsylvaniaAvenue Funds

Notice

The dividend paid by the Pennsylvania Avenue Funds for the year 2004 consisted of the following components:

Per Share
Net income for 2004
Net investment income	$(0.04)
Net realized gains on investments	1.30
Total income for 2004	1.26

Return of capital	0.10

Total distribution	$1.36

Please contact the Fund should you have any questions.

The Pennsylvania Avenue Funds
P.O. Box 9543
Washington, DC 20016
Toll free: (888) 642-6393
Email: info@PennAveFunds.com
Web: www.PennAveFunds.com